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       As filed with the Securities and Exchange Commission on April 22, 1999


                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13E-4
                           ISSUER TENDER OFFER STATEMENT

       (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                  EFC BANCORP, INC.
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                                  (NAME OF ISSUER)

                                  EFC BANCORP, INC.
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                        (NAME OF PERSON(S) FILING STATEMENT)

                      Common Stock, $0.01 Par Value Per Share
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                           (TITLE OF CLASS OF SECURITIES)

                                    268423 10 0
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                       (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  John J. Brittain
                               Chairman of the Board
                                 EFC Bancorp, Inc.
                                 1695 Larkin Avenue
                               Elgin, Illinois 60123
                                   (847) 741-3900
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              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON(S) FILING STATEMENT)


                                     Copies to:

                              Lori M. Beresford, Esq.
                           MULDOON, MURPHY & FAUCETTE LLP
                            5101 Wisconsin Avenue, N.W.
                               Washington, D.C. 20016
                                   (202) 362-0840
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                           (AGENT FOR SERVICE OF PROCESS)

                                   April 22, 1999
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       (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)






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                           CALCULATION OF FILING FEE

Transaction Valuation 1                                Amount of Filing Fee
      $21,350,796                                           $5,936

1 Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,779,233 shares at the maximum tender offer price of $12.00 per share.

[ ] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     N/A                        Filing Party:   N/A
Form or Registration No.:   N/A                        Date Filed:     N/A

ITEM 1.  SECURITY AND ISSUER.

      (a) The issuer of the securities to which this Schedule 13E-4 relates is EFC Bancorp, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office, and its mailing address, is 1695 Larkin Avenue, Elgin, Illinois 60123.

      (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 1,779,233 shares (or such lesser number of shares as are properly tendered) of its common stock, $0.01 par value per share (the "Shares"), 7,116,934 of which Shares were outstanding as of April 16, 1999, at prices not in excess of $12.00 nor less than $10.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, and incorporated herein by reference. Employees, officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders. The Company has been advised that two of its directors intend to tender shares pursuant to the offer. The Company also has been advised that the trustee of the Company's Employee Stock Ownership Plan does not intend to tender any Shares pursuant to the Offer. The information set forth in "Introduction," "Section 1, Number of Shares; Proration" and "Section 11, Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in "Introduction" and "Section 7, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

      (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in "Section 10, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

      (b) Not applicable.




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ITEM 3.  PURPOSE OF THE  TENDER  OFFER AND PLANS OR  PROPOSALS  OF THE ISSUER OR
AFFILIATE.

      (a)-(j) The information set forth in "Introduction" and "Section 10, Source and Amount of Funds," "Section 8, Purpose of the Offer; Certain Effects of the Offer," "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

      The information set forth in "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares."

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

      The information set forth in "Introduction" and "Section 10, Source and Amount of Funds," "Section 8, Purpose of the Offer; Certain Effects of the Offer," and "Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

      The information set forth in "Introduction" and "Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL CONDITION

      (a)-(b) The information set forth in "Section 9, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

      (a) Not applicable.

      (b) The information set forth in "Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in "Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

      (d) Not applicable.

      (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)  Form of Offer to Purchase, dated April 22, 1999.

         (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).


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         (3)  Form of Notice of Guaranteed Delivery.

         (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (5)  Form  of Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks,   Trust   Companies   and  Other  Nominees  (including  the
              Instruction Form).

         (6) Form of Letter to Stockholders of the Company, dated April 22, 1999, from John J. Brittain, Chairman of the Board of the Company.

         (7)  Form of Question and Answer Brochure.

         (8)  Text of Press Release issued by the Company, dated April 22, 1999.

      (b)     Not applicable.

      (c)     Not applicable.

      (d)     Not applicable.

      (e)     Not applicable.

      (f)     Not applicable.



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                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


Date: April 22, 1999                EFC BANCORP, INC.

                                    By:  /s/ John J. Brittain
                                         -----------------------
                                         John J. Brittain
                                         Chairman of the Board